SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 14, 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release
Financial Statements

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date March 14, 2003	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

For Immediate Release

Oncolytics Biotech Inc. Reports Highlights and Financial Results for 2002

CALGARY, Alberta, March 14, 2003 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (“Oncolytics”) today reported its financial results for the year ended December 31, 2002.

Highlights of 2002:

•	Positive final results from a Phase I human clinical trial for REOLYSIN®

•	Commencement of human clinical trials for T2 prostate cancer and brain cancer (malignant gliomas) for REOLYSIN®

•	Development of a commercial manufacturing process for REOLYSIN®

•	Two additional U.S. patents and the first European patent covering the reovirus technology were issued

•	Strengthening of management and the board with the addition of George Gill, M.D., George Masters and William Cochrane, O.C., M.D.

“During 2002, we made significant progress in advancing the development of REOLYSIN®,” said Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. “We are steadily assembling and strengthening the building blocks necessary to develop a novel and commercially successful cancer therapeutic.”

Total loss for the year ended December 31, 2002 was $6,091,486 or $0.30 per share, compared to a loss of $6,171,461 or $0.34 per share for the previous year, with a loss of $1,542,184 or $0.07 per share for the three months ended December 31, 2002 as compared to a loss of $1,355,736 or $0.08 per share for the three months ended December 31, 2001.

Total expenses for the year ended December 31, 2002 were $6,960,252 as compared to $7,137,243 for 2001. The decrease is primarily attributable to the absence of a $1.0 million milestone payment to founding shareholders in 2002 (a $1.0 million milestone payment was paid to founding shareholders in 2001) offset by increased product development and clinical trial activities in 2002, and increased operating activities supporting corporate activities. In addition, increased recovery of future income taxes, further reduced the total loss for 2002 relative to 2001.

The Company recorded reduced interest income of $208,867 in 2002 ($655,212 in 2001) resulting from lower average cash and investment balances during the year and lower interest rates.

The Company follows the liability method of accounting for income taxes, which resulted in a future income tax recovery of $647,618 in 2002, increased from a recovery of $340,570 recorded in 2001. The increased recovery in 2002 reflects the effect of changes in tax rates in 2002 and recognition of loss carry forwards.

The Company had cash and cash equivalents of $8,319,244 at December 31, 2002, which compares to cash and cash equivalents of $14,970,756 at December 31, 2001. During the year the Company raised net proceeds of $1,769,877 from a private placement and $34,000 from the exercise of stock options. These proceeds will be used to further the development and testing of the Company’s products as well as for general corporate purposes.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in injected tumours.

This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic and the Company’s expectations as to the success of its research and development programs in 2003 and beyond, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Doug Ball, CFO	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com

Oncolytics Biotech Inc.

BALANCE SHEETS

As at December 31

	2002	2001
	$	$

ASSETS
Current
Cash and cash equivalents	8,319,244	14,970,756
Accounts receivable	48,536	95,321
Prepaid expenses	77,158	24,189

	8,444,938	15,090,266
Capital assets	4,516,813	3,982,293
Investments	5,006,503	—

	17,968,254	19,072,559

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,260,239	2,321,063

Alberta Heritage Foundation loan	150,000	150,000

Future income tax liability	—	647,618

Commitments and contingency
Shareholders’ equity
Share capital
Authorized: unlimited
Issued: 22,145,284 (2001 – 19,191,395)	30,305,858	23,812,953
Contributed surplus	2,702,718	2,500,000
Deficit	(16,450,561)	(10,359,075)

	16,558,015	15,953,878

	17,968,254	19,072,559

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND DEFICIT

For the years ended December 31

				Cumulative
				from
				inception on
				April 2,
	2002	2001	2000	1998
	$	$	$	$

Revenue
Rights revenue	—	—	310,000	310,000
Interest income	208,867	655,212	905,690	1,772,678

	208,867	655,212	1,215,690	2,082,678

Expenses
Research and development	4,283,743	5,116,661	3,689,815	13,576,881
Operating	2,102,272	1,555,128	1,060,643	4,807,073
Amortization	574,237	465,454	205,196	1,246,566

	6,960,252	7,137,243	4,955,654	19,630,520

Loss before income tax	6,751,385	6,482,031	3,739,964	17,547,842
Income tax recovery	(659,899)	(310,570)	(126,812)	(1,097,281)

Net loss for the year	6,091,486	6,171,461	3,613,152	16,450,561
Deficit, beginning of year	10,359,075	4,187,614	574,462	—

Deficit, end of year	16,450,561	10,359,075	4,187,614	16,450,561

Basic and diluted loss per share	(0.30)	(0.34)	(0.22)

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS

For the years ended December 31

				Cumulative
				from
				inception on
				April 2,
	2002	2001	2000	1998
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(6,091,486)	(6,171,461)	(3,613,152)	(16,450,561)
Deduct non-cash items
Amortization	574,237	465,454	205,196	1,246,566
Income tax recovery	(647,618)	(340,570)	(126,812)	(1,115,000)
Non-cash compensation	32,718	—	—	32,718
Net changes in non-cash working capital	(1,123,551)	1,773,720	376,769	1,065,370

	(7,255,700)	(4,272,857)	(3,157,999)	(15,220,907)

INVESTING ACTIVITIES
Capital asset expenditures	(1,052,214)	(585,513)	(372,823)	(2,079,200)
Investment in Transition Therapeutics Inc.	(20,352)	—	—	(20,352)
Investment in BCY LifeSciences Inc.	(127,123)	—	—	(127,123)

	(1,199,689)	(585,513)	(372,823)	(2,226,675)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	34,000	2,210,016	501,010	2,760,103
Proceeds from private placement	1,769,877	—	2,998,645	6,673,520
Proceeds from issue of common shares	—	—	13,101,100	16,183,203

	1,803,877	2,210,016	16,600,755	25,766,826

Increase (decrease) in cash and cash equivalents during the year	(6,651,512)	(2,648,354)	13,069,933	8,319,244
Cash and cash equivalents, beginning of the year	14,970,756	17,619,110	4,549,177	—

Cash and cash equivalents, end of the year	8,319,244	14,970,756	17,619,110	8,319,244

Cash interest received	218,129	655,212	905,690

Cash taxes paid	18,114	39,870	—